ANN[illegible] 4

Custom high perform[illegible] [va]lue added solutions



Valpey Fisher Corporation

Corporate **Profile**

Valpey Fisher Corporation is a leading manufacturer of frequency control products. We specialize in high performance crystal oscillators for applications including wireless, sonnet, storage, military and aviation. Our company is one of the few remaining "full line" crystal and oscillator manufacturers with the capability to meet a complete range of customer frequency control requirements, including standard and custom designs. By offering both technologically leading and mature products we provide competitive advantages to our customers. Valpey Fisher received its ISO-9001 registration for the design and manufacture of crystals and crystal oscillators in 1997.

Into the second fifty years of serving the electronic industry, we remain fully committed to complete customer satisfaction. Our mission continues to focus on building value for customers and shareholders.

We will achieve this by:



Developing state of the art products to satisfy emerging trends

Providing customers with the ultimate in application assistance

Offering competitive pricing and on time delivery

Striving to insure the highest quality product


SEC MAIL PROCESSING
RECEIVED
APR 04 2005
WASH., D.C. 202 SECTION

Financial Highlights

Years Ended December 31,	2004	2003
Continuing operations:		
Net sales	$ 11,545	$ 8,496
Gross profit	3,260	989
(Loss) before income taxes	(55)	(2,423)
Income (taxes) benefit	-	1,023
(Loss)	(55)	(1,400)
(Loss) from discontinued operations	(110)	-
Net (loss)	$ (165)	$ (1,400)
Basic (loss) per share:		
Continuing operations	$ (.01)	$ (.33)
Discontinued operations	(.03)	-
	$ (.04)	$ (.33)

New Orders
($ in millions)


$12
10
8
6
4
2
0
2002
2003
2004

Revenue
($ in millions)


$12
10
8
6
4
2
0
2002
2003
2004

Gross Margin
($ in thousands)


$4,000
3,000
2,000
1,000
0
-1,000
-2,000
2002
2003
2004

(Loss) from continuing operations
($ in thousands)


0
-500
-1,000
-1,500
-2,000
-2,500
-3,000
2002
2003
2004

March 3, 2005

To Our **Stockholders**

We are pleased to report in fiscal 2004 your management team successfully executed its plan to increase revenue as well as continue to improve factory efficiency and move our Company towards profitability.

And the results are clearly measurable:

- ◇ Net sales increased 36% over 2003
- ◇ We maintained a book-to-bill ratio of 1
- ◇ Gross profit increased to 28% of net sales vs. 12% in 2003
- ◇ Total operating expenses decreased $85,000 from 2003 while sales increased $3,049,000
- ◇ Inventory declined $70,000 from the 2003 level
- ◇ Net loss from continuing operations was reduced from $1,400,000 in 2003 to $55,000 in 2004
- ◇ Cash increased by $2,246,000 over 2003
- ◇ Sales per employee increased 34% over 2003 to $172,000

As we reflect on 2004 several factors contributed to our success. As an example:

- ◇ Strong new orders input in the first half of the year
- ◇ New design in from existing customers
- ◇ Addition of several new customers who purchased higher gross margin products during the last half of the year

The work completed over the last two years has clearly made us a much stronger Company. Our gross margin % is now comparable to some of the best companies in our industry, our factory efficiency as measured by both sales per employee and first time through product yields are encouraging. This coupled with our balance sheet is a clear indication that we have a solid base business which now allows us to increase the rate of acceleration of our strategic plan.

Our strategy has two parts, the first is organic growth. Organically, our technology roadmap leveraging off our technical expertise in the timing area now includes products that provide additional functions such as filtering and amplification. These new products will provide our customers with engineering solutions using smaller areas, less power consumption and increased reliability. We will target niche markets such as point to point communication where high frequency, low jitter and stability are the primary technical requirements, areas where we excel.

In order to achieve our new product objectives, significant new investments in engineering will be made in 2005. Our planned actions will impact short-term results; clearly we are taking the long-term view of our business, however, we expect to provide our shareholders with real value in the future.

The second part of our strategic plan includes acquisitions. Again, our balance sheet is strong and allows us the ability to continue to pursue synergistic acquisition candidates. Our most recent acquisition of MF Electronics has proven to be a real success for our Company and is fully integrated into the Valpey Fisher family.

While we continue to evaluate product lines and complete businesses, we are very selective. In order to be considered, candidates must have products or technologies that complement ours and products that can be sold through our sales channels, in our markets or to our customer base.

We believe being very careful and conservative with our external strategy will at the right time reward the company with another successful accretive acquisition.

Speaking for all of our employees, as well as our board of directors, we thank you for your patience and we are committed to rewarding your support.



Michael J. Ferrantino
President and Chief Executive Officer



Ted Valpey, Jr.
Chairman

Frequency Control Products

Valpey Fisher offers a wide range of standard and custom crystal and oscillator products for frequency control and timing. More than ten years ago, Valpey Fisher pioneered a new process to chemically etch quartz crystals that enabled much higher frequencies in the fundamental mode, than traditional mechanical lapping techniques, while maintaining mechanical integrity. Today, Valpey Fisher is manufacturing this unique crystal design, called an inverted mesa, with a sophisticated computer-controlled chemical milling process. With expertise in this platform technology, Valpey Fisher is pushing the boundaries of high frequency, stability, and phase noise like never before.

In addition to a broad spectrum of standard crystals and oscillators, Valpey Fisher offers a full line of high performance custom designs including OCXOs, TCXOs, VCXOs, Hi-Reliability, and COTS products. Whether it's low phase jitter, a certain package type, wide operating temperature range or a tight stability that you are looking for, Valpey Fisher is here to support you in all of your precision timing needs.

Hi-Rel > HIGH RELIABILITY OSCILLATORS

Hi-Reliability oscillators are parts that operate over -55° C to +200° C temperature extremes. They are processed and screened to military requirements.

- ◊ Small packaging
- ◊ Extended Temperature ranges
- ◊ High Frequencies
- ◊ Custom Frequencies






COTS > COMMERCIAL OFF THE SHELF OSCILLATORS

Commercial off the Shelf oscillators are parts that operate over -55° C to +200° C temperature extremes and meet COTS qualifications for avionics and military applications.

- ◊ Small packaging
- ◊ Extended Temperature ranges
- ◊ High Frequencies
- ◊ Custom Frequencies






OCXO > OVEN CONTROLLED CRYSTAL OSCILLATORS

Oven Controlled Crystal Oscillators (OCXOs) are hybrid electronic components that combine crystals and oscillator ICs to generate a highly stable, low noise clocking signal.

- ◊ Conventional
- ◊ Low Cost
- ◊ Very Low Power
- ◊ Ultra Precision







VCXO > VOLTAGE CONTROLLED CRYSTAL OSCILLATORS

These are similar to crystal clock oscillators (XOs); however, the frequency of a VCXO can be "pulled" by tuning the voltage control input. VCXOs are typically used in phased locked loops (PLLs) for data acquisition or signal regeneration applications.

- ◊ Standard Products
- ◊ Advanced VCXO
- ◊ Custom VCXO
- ◊ Wide Pull






XO > CRYSTAL OSCILLATORS

These are hybrid electronic components that combine crystals and oscillator ICs to generate clocking signals.

- ◊ Tight Stability
- ◊ High Frequencies
- ◊ Improved Symmetry
- ◊ Low Cost







TCXO > TEMPERATURE CONTROLLED CRYSTAL OSCILLATORS

These are similar to crystal clock oscillators (XOs); however, TCXOs use special electronics to stabilize the output frequency as temperature changes.

- ◊ Standard Products
- ◊ Custom Designs
- ◊ High Frequencies
- ◊ Low Phase Noise






Quartz Crystals

These are discrete components that must be combined with oscillator ICs or other oscillator electronic circuitry to generate crystal controlled clocking signals.

- ◊ Standard Packaging
- ◊ Extended Temperature Ranges
- ◊ Low Cost







Innovative Solutions

for your Low Phase

With more than 70 years of design and development expertise in frequency control and timing, Valpey Fisher has developed an extensive knowledge base that today is leveraged to bring innovative custom solutions to demanding frequency control applications.

Our new High Frequency Reference Module is an example of our value-added approach to offer solutions that go beyond a discrete component. In this case, the module is designed with our precision OCXO, a power amplifier, and a filter network. This innovative approach not only provides a high precision reference clock, but also provides amplification and filtering at extremely low phase noise. This is only one example of a host of new frequency control modules Valpey Fisher is offering with value added features such as amplification, filtering, frequency synthesis and translation.

From demanding military communications to high precision commercial applications, Valpey Fisher is intensely focused on bringing our customers the most innovative value-added solutions to meet all of your precision timing needs.

\Noise Requirements

High Frequency Reference Module new



Valpey Fisher's new high frequency reference module provides +20 dBm of RF output power. This new product operates with extremely low phase noise of -90 dBc/Hz at a 10Hz offset from the carrier, and -170 dBc/Hz on the noise floor at 100MHz. Consisting of a precision OCXO, power amplifier and an output filter/matching network this module is packaged in a 2"x2"x0.75" case with an SMA connector, meeting stabilities as low as 0.1 ppm. All parameters can be maintained regardless of the specified supply voltage, (5V to 15V DC) or frequency range from (50MHz to 150MHz). Applications include microwave sources, radar equipment, radios, etc.

UHF OCXO new

Valpey Fisher's new UHF OCXO product line meets the increasing demand for ultra high frequency (up to 1GHz), extremely low phase noise (-85 dBc/Hz @ 10 Hz; -160 dBc/Hz on the floor) and phase jitter, as well as excellent frequency stability (± 0.1ppm). This new OCXO also features a small package and offers output choices of CMOS, Sine-wave and PECL which makes this product a perfect solution for any and all of your Radar, Microwave Sources, and other Frequency Control needs.

Table of **Contents**

Five Year Financial Summary

Years Ended December 31,	2004	2003	2002	2001	2000
Continuing operations:					
Net sales	$ 11,545	$ 8,496	$ 7,294	$ 16,897	$ 26,408
Gross profit (loss)	3,260	989	(1,211)	2,287	7,861
Earnings (loss) before income taxes	(55)	(2,423)	(3,988)	4,294	5,019
Income (taxes) benefit	-	1,023	1,198	(1,543)	(1,950)
Earnings (loss)	(55)	(1,400)	(2,790)	2,751	3,069
Discontinued operations - net of income tax expense (benefit)	(110)	-	(99)	-	(90)
Net earnings (loss)	$ (165)	$ (1,400)	$ (2,889)	$ 2,751	$ 2,979
Basic earnings (loss) per share: (1)					
Continuing operations	$ (.01)	$ (.33)	$ (.67)	$ .66	$ .75
Discontinued operations	(.03)	-	(.02)	-	(.02)
	$ (.04)	$ (.33)	$ (.69)	$ .66	$ .73
Diluted earnings (loss) per share: (1)					
Continuing operations	$ (.01)	$ (.33)	$ (.67)	$ .64	$ .70
Discontinued operations	(.03)	-	(.02)	-	(.02)
	$ (.04)	$ (.33)	$ (.69)	$ .64	$ .68
Cash dividends per share (1)	$ -	$ -	$ -	$ -	$ .13
Total assets, end of year	$ 12,864	$ 12,744	$ 15,151	$ 18,841	$ 19,654
Long-term debt, end of year	$ -	$ -	$ -	$ 1,277	$ -

(1) Amounts reflect the 3 for 2 stock split distributed on November 27, 2000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that judgments and estimates related to the following critical accounting policies could materially affect its consolidated financial statements.

Accounts receivable - The Company performs on-going credit evaluations of its customers and assesses the collectability of its accounts receivable based on a number of factors including the customer's financial condition and collection history, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Inventory - The Company estimates the carrying value of its inventory based upon historic usage and management's assumptions relating to projected customer purchases, product design changes and product obsolescence. The changing technology markets that we supply also affect these estimates. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Income Taxes - The Company has recorded deferred tax assets and liabilities resulting from differing treatment of items for tax and financial statement reporting purposes. The Company must estimate its income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. Based on our assessment of the realization of these assets, the Company has recorded a valuation allowance of $774,000 at December 31, 2004. In reaching our conclusion, we evaluated the existence of deferred tax liabilities that can be used to absorb deferred tax assets, the deductibility of the disposal of scrap and worthless inventory, taxable income in prior carryback years and taxable income by jurisdiction in which we operate and the period over which the deferred tax assets would be recoverable. In the event that actual results differ from these estimates in future periods, the Company may need to establish an additional valuation allowance or reduce the valuation allowance, which could materially impact our financial position and results of operations.

Financial Condition and Liquidity

Cash and cash equivalents amounted to $6,455,000 at December 31, 2004, an increase of $2,246,000 over the December 31, 2003 level. During 2004, the Company's continuing operations provided cash of $2,334,000, investing activities used cash of $105,000 and financing activities provided cash of $17,000.

Cash provided from operations of $2,334,000 resulted mainly from the net loss of $55,000 adjusted for the non-cash effect of depreciation of $819,000 and the $1,516,000 reduction in working capital. The net reduction in working capital was mainly due to the receipt of a $1,255,000 tax refund. Accounts receivable remained fairly level with 2003, however, the days sales outstanding improved to 44 days in 2004 compared to 47 days in 2003. While sales increased 36% over 2003, inventory declined about 4% mainly due to orders being filled from existing inventory and a continuing control of inventory levels. The decrease in accounts payable is mainly due to the timing of inventory and capital equipment purchases. The increase in accrued liabilities over 2003 was mainly attributable to increases in employee compensation, environmental costs and commissions payable.

Capital expenditures amounted to $141,000 in 2004. The Company's budget for 2005 capital expenditures is approximately $350,000. During 2004, the Company sold certain pieces of machinery and equipment, received $25,000 in cash and recorded a $14,000 gain on the sale.

Management believes that based on its current working capital and the expected cash flows from operations, the Company's resources are sufficient to meet its financial needs and to fund the capital expenditures for the projected levels of business in 2005.

Results of Operations – 2004 versus 2003

Net sales increased $3,049,000 or 36% over 2003. Sales from the MF Electronics product line acquired at the end of May 2003 accounted for approximately 50% of the sales increase. The remaining sales increase resulted from both overall higher average selling prices and an increase in the number of units sold. The book-to-bill ratio for 2004 was 1.01 compared to 1.05 in 2003. The Company's backlog amounted to $1.8 million at both December 31, 2004 and 2003. While the Company saw increased activity in the IT markets (servers, switches and storage) and some slight increase in the telecom market during the 1st half of 2004, the Company did see some softness in new orders during the 2nd half of 2004. Based on input from our customers and outside sales representatives, we feel we will continue to see this market softness in the short-term. Management continues to be unsure of the potential impact on its future operations from the current continuing telecom market uncertainties and our industries over capacity issues.

The Company reported a $3,260,000 gross profit (28% of net sales) in 2004 versus a $989,000 gross profit (12% of net sales) in 2003. About 50% of the dollar increase was due to the gross profit provided by the MF Electronics product line sales. The remaining increase was mainly attributable to the favorable effect of spreading the fixed overhead costs over the higher sales level. As a percentage of sales, direct labor cost remained fairly constant during the years, while raw material costs in 2004 decreased slightly from that in 2003 mainly due to product mix changes.

Selling and advertising expenses were mainly equal to that in 2003, but decreased as a percentage of sales from 16.5% in 2003 to 12.2% in 2004. Increases in sales commission expense to outside manufacturers' representatives and advertising expense were offset by reductions in personnel and bad debt expenses.

General and administrative expenses decreased $199,600 from 2003 and as a percentage of sales amounted to 15.0% in 2004 compared to 22.8% in 2003. A reduction in personnel expenses due to the integration of the MF Electronics acquisition was the main reason for the expense decrease.

Research and development expenses increased $111,400 over 2003 primarily due to increased personnel expenses.

The decrease in interest income during 2004 from 2003 was mainly due to the lower average cash balances in 2004 and, to a lesser extent, lower interest rates during the current year. The decrease in interest expense from the 2003 amount is due to the Company paying-off the balance of its outstanding term-debt in the first quarter of 2003. During 2004, the Company sold equipment and realized a $14,000 gain.

For 2004, no provision for income taxes has been recorded. While for financial reporting purposes the Company recorded a loss, no income tax benefit was provided as the Company recorded a valuation allowance of $70,000. Due to the uncertainty surrounding the realization of future tax benefits a full valuation allowance has been provided for the net deferred tax assets. The estimated effective federal and state income tax rate for 2003 is 42%. During both years, the Company is providing a valuation allowance for the full amount of the state income tax benefit due to the uncertainty of realization.

Based on the increase in sales and gross profit over 2003 and the reduction in operating expenses in 2004, the Company reported an operating loss of $104,000 in 2004 compared to an operating loss of $2,460,000 in 2003. Nonoperating income amounted to $48,000 in 2004 versus $37,000 in 2003. As a result, the Company reported a pre-tax loss from continuing operations of $55,000 in 2004 compared to a pre-tax loss of $2,423,000 in 2003. Discontinued operations, net of income taxes, reported a loss of $110,000 in 2004. In total, the Company reported a consolidated net loss of $165,000 in 2004 versus a consolidated net loss of $1,400,000 in 2003.

Results of Operations – 2003 versus 2002

Net sales from continuing operations increased $1,202,000 or 16% over 2002. The sales increase is mainly due to the sales from the MF product line acquired at the end of May 2003. The 2002 net sales amount includes sales cancellation charges of approximately $723,000 from two customers. Excluding the effect on net sales from these sales cancellation charges and the 2003 sales generated from the MF product line, sales increased 10% over 2002. The book-to-bill ratio for 2003 was 1.05 versus .95 in 2002. The Company's backlog amounted to $1.8 million at December 31, 2003 compared to $1.1 million at December 31, 2002. Capital spending in the telecom market, the largest market for our products, continued to decline until the fourth quarter of 2003 when we saw a slight increase in order activity. During 2003, the Company saw increased order activity in the IT markets (servers, switches and storage) and military avionics. At this time, we are not sure of the potential impact on the Company's future operations from the current continuing telecom market uncertainties and our industry's over capacity issues.

The Company reported a $989,000 gross profit in 2003 compared to a $1,211,000 gross loss in 2002. The main reasons for the improvement in the 2003 gross profit were a reduction in the provision for excess and obsolete inventory of $868,000, a $348,000 decrease in overhead expenses mainly due to reductions in personnel expense and operating supplies compared to 2002 and the $557,000 of gross profit generated by the MF sales in 2003. Raw material costs, as a percentage of sales, decreased about 6% from 2002 mainly as a result of product mix changes and 2003 direct labor remained fairly consistent as a percentage of sales with 2002.

Selling and advertising expenses decreased $50,000 (3%) from 2002. Reductions in advertising and promotional expenses ($118,000) and bad debt expense ($37,000) partially offset by higher sales commission expense of $62,000 to the Company's outside manufacturers' representatives were the main reasons for the expense decrease.

General and administrative expenses increased $537,000 (38%) over 2002. Increased personnel expenses mainly due to the hiring of a new president in the fourth quarter of 2002 and approximately $160,000 of personnel expenses associated with the acquisition of the MF product line, were the primary reasons for this higher expense.

Research and development expenses decreased $28,000, mainly due to a reduction in supplies.

The decrease in interest income of $59,000 from 2002 was mainly due to lower average cash balances and lower interest rates during the current year. The $70,000 decrease in interest expense from the 2002 amount is mainly due to the Company paying-off the balance of its outstanding term-debt in the first quarter of 2003. During 2002, the Company received $187,000 in cash as the final proceeds from the sales of a former subsidiary in 2000 and the related real estate in 2001 and recorded a total pre-tax gain of $187,000 on these sales.

The combined federal and state effective income tax rate for 2003 is 42% compared to 30% in 2002. The difference in the rates is mainly due to the recording of an income tax valuation allowance for certain deferred tax assets in 2002. During both years, a valuation allowance has been recorded for the full amount of the state income tax benefit due to the uncertainty of realization.

Based on the increases in sales and gross profit over 2002, offset in part by the higher operating expenses in 2003, the Company reported an operating loss of $2,460,000 in 2003 compared to an operating loss of $4,201,000 in 2002. Nonoperating income amounted to $37,000 during 2003 versus $213,000 in 2002. As a result, the Company reported a pre-tax loss from continuing operations of $2,423,000 during 2003 compared to a pre-tax loss of $3,988,000 in 2002. The loss from continuing operations amounted to $1,400,000 in 2003 versus $2,790,000 in 2002. Discontinued operations, net of the income tax benefit, reported a loss of $99,000 in 2002. In total, the Company reported a consolidated net loss of $1,400,000 in 2003 versus a consolidated net loss of $2,889,000 in 2002.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet financing arrangements.

Contractual Obligations

During the normal course of business, the Company incurs certain commitments to make future payments for the purchase of inventory, machinery and equipment and production supplies based on its projected requirements. At December 31, 2004, the Company has outstanding purchase commitments approximating $427,000, all of which are expected to be fulfilled in 2005. At December 31, 2004, the Company did not have any contractual obligations for capital leases, operating leases or long-term debt.

Forward-Looking Statements

This Annual Report contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Words such as "expects", "believes", "estimates", "plans"or similar expressions are intended to identify such forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, but not limited to: the Company's ability to achieve profitability, the current production over-capacity within the suppliers of frequency control devices, the ability to develop, market and manufacture new innovative products competitively, the fluctuations in product demand of the telecommunications industry, the ability of the Company and its suppliers to produce and deliver materials and products competitively, the ability to limit the amount of the negative effect on operating results caused by pricing pressure, and the Company's ability to comply with section 404 of the Sarbanes-Oxley Act.

Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued and subsequently revised FAS Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities". FIN 46 requires existing, unconsolidated variable interest entities ("VIES") to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. To date, we have not created any VIE nor obtained an interest in any VIE for which we would be required to apply the consolidation provisions of FIN 46.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a material effect on our financial position, results of operations and cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," an amendment of ARB No. 43, Chapter 4, "Inventory Pricing". This statement clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently evaluating the effects of this statement, which we are required to adopt effective January 1, 2006, on our financial position, results of operations and cash flow.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and superseding APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires the Company to expense grants made under stock option and employee stock purchase plans. The cost will be recognized over the vesting period of the plans. SFAS No. 123R is effective for the first interim or annual period beginning after June 15, 2005. We are evaluating the alternatives under the standard, which we are required to adopt in the third quarter of 2005.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets", an amendment of APB Opinion No. 29. SFAS No. 153 amends the guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", which is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged, with certain exceptions. SFAS No. 153 amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are evaluating the impact of this statement on our financial position, results of operations and cash flow.

Quantitative and Qualitative Disclosures about Market Risk

The Company's cash balances in excess of operating requirements are currently invested in money market accounts. These money market accounts are subject to interest rate risk and interest income will fluctuate in relation to general money market rates. Based on the cash and cash equivalent balance at December 31, 2004, and assuming the balance was totally invested in money market instruments for the full year, a hypothetical 1% point increase or decline in interest rates would result in an approximate $64,500 increase or decrease in interest income.

The Company purchases certain inventory from and sells product in foreign countries. As these activities are currently transacted in U.S. dollars, they are not subject to foreign currency exchange risk. However, significant fluctuation in the currencies where the Company purchases inventory or sells product could make the U.S. dollar equivalent of such transactions more or less favorable to the Company and the other involved parties.

Consolidated Balance Sheets

December 31,	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 6,455,273	$ 4,209,355
Receivables, net	1,137,437	2,466,715
Inventories	1,500,695	1,570,973
Deferred income taxes and other current assets	629,099	674,932
Total current assets	9,722,504	8,921,975
Property, plant and equipment, at cost:		
Land and improvements	226,505	226,505
Buildings and improvements	2,037,058	2,030,558
Machinery and equipment	8,543,017	8,495,386
	10,806,580	10,752,449
Less accumulated depreciation	7,807,727	7,064,497
	2,998,853	3,687,952
Other assets	142,630	134,565
	$ 12,863,987	$12,744,492

	2004	2003
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 409,413	$ 539,936
Accrued liabilities	1,245,779	900,275
Total current liabilities	1,655,192	1,440,211
Deferred income taxes	578,117	646,231
Commitments and contingencies	-	-
Stockholders' equity:		
Preferred stock, $1.00 par value-Authorized 1,000,000 shares; issued, none	-	-
Common stock, $.05 par value-Authorized 10,000,000 shares; issued and outstanding: 4,222,519 and 4,184,815 shares	211,126	209,241
Capital surplus	5,076,082	4,998,453
Retained earnings	5,501,970	5,667,356
Less unearned compensation	(158,500)	(217,000)
Total stockholders' equity	10,630,678	10,658,050
	$ 12,863,987	$12,744,492

See notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31,	2004	2003	2002
Net sales	$11,545,159	$ 8,495,770	$ 7,294,214
Cost of sales	8,284,788	7,506,406	8,505,146
Gross profit (loss)	3,260,371	989,364	(1,210,932)
Selling and advertising expenses	1,409,361	1,406,007	1,456,295
General and administrative expenses	1,736,619	1,936,248	1,398,775
Research and development expenses	218,164	106,791	135,190
	3,364,144	3,449,046	2,990,260
Operating (loss)	(103,773)	(2,459,682)	(4,201,192)
Other income (expense):			
Interest income	34,720	48,537	107,571
Interest expense	-	(11,941)	(81,522)
Gains on sales of assets	13,667	-	187,406
	48,387	36,596	213,455
(Loss) from continuing operations before income taxes	(55,386)	(2,423,086)	(3,987,737)
Income tax benefit	-	1,023,000	1,198,000
(Loss) from continuing operations	(55,386)	(1,400,086)	(2,789,737)
(Loss) from discontinued operations	(110,000)	-	(99,000)
Net (loss)	$ (165,386)	$ (1,400,086)	$(2,888,737)
Basic and diluted (loss) per share:			
Continuing operations	$ (.01)	$ (.33)	$ (.67)
Discontinued operations	(.03)	.00	(.02)
	$ (.04)	$ (.33)	$ (.69)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31,	2004	2003	2002
Cash Flows from Operating Activities:			
(Loss) from continuing operations	$ (55,386)	$ (1,400,086)	$(2,789,737)
Adjustments to reconcile (loss) from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	818,838	833,201	848,342
Changes in deferred income taxes	32,000	287,000	254,516
Gains on sales of assets	(13,667)	-	(187,406)
Non-cash restricted stock compensation, net of taxes	35,500	35,500	125,400
Changes in assets and liabilities, excluding the effects of the purchase of MF Electronics:			
Receivables, net	1,277,984	(41,373)	1,054,145
Inventories	70,278	581,913	2,441,429
Other current assets	(22,338)	36,460	54,622
Accounts payable and accrued liabilities	190,531	309,227	(1,437,731)
Net cash provided by operating activities	2,333,740	641,842	363,580
Cash Flows from Investing Activities:			
Capital expenditures	(140,672)	(153,863)	(254,987)
Purchase of MF Electronics	-	(798,762)	-
Collection of notes receivable	19,351	24,178	141,729
Proceeds from sales of assets	24,600	82,450	187,406
Other, net	(8,065)	(8,065)	(8,065)
Net cash provided (used) by investing activities	(104,786)	(854,062)	66,083
Cash Flows from Financing Activities:			
Payments on long-term debt	-	(1,277,402)	(403,389)
Purchases of common stock	-	(59,078)	(133,974)
Stock options exercised	16,964	-	5,000
Net cash provided (used) by financing activities	16,964	(1,336,480)	(532,363)
Cash (Used) by Discontinued Operations	-	-	(99,000)
Net Increase (Decrease) in Cash and Cash Equivalents	2,245,918	(1,548,700)	(201,700)
Cash and Cash Equivalents at beginning of year	4,209,355	5,758,055	5,959,755
Cash and Cash Equivalents at end of year	$ 6,455,273	$ 4,209,355	$ 5,758,055
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year by continuing operations for:			
Interest	$ -	$ 11,941	$ 81,522
Income taxes	$ -	$ -	$ -

Noncash Investing and Financing Activities:

In 2004, the Company issued 29,500 shares of common stock valued at $85,550 to four employees in payment for a bonus accrued in 2003.

In 2002, the Company granted 100,000 shares of restricted stock to the President and Chief Executive Officer for $5,000. The shares issued under a Restricted Stock Agreement vest over a period of five years. Unearned compensation was recorded at the date of the grant based on the market value of $295,000. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized over the five-year vesting period.

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Common Stock		Capital	Retained	Unearned
	Shares	Amount	Surplus	Earnings	Compensation
Balance, January 1, 2002	4,152,515	$ 207,626	$ 4,810,220	$ 9,956,179	$ -
Net (loss)	-	-	-	(2,888,737)	-
Issuance of restricted stock	100,000	5,000	290,000	-	(290,000)
Purchases and retirement of common stock	(45,400)	(2,270)	(131,704)	-	-
Amortization of restricted stock grant	-	-	-	-	14,500
Tax benefit of restricted stock grant	-	-	110,900	-	-
Balance, December 31, 2002	4,207,115	210,356	5,079,416	7,067,442	(275,500)
Net (loss)	-	-	-	(1,400,086)	-
Purchases and retirement of common stock	(22,300)	(1,115)	(57,963)	-	-
Amortization of restricted stock grant	-	-	-	-	58,500
Tax effect of restricted stock grant	-	-	(23,000)	-	-
Balance, December 31, 2003	4,184,815	209,241	4,998,453	5,667,356	(217,000)
Net (loss)	-	-	-	(165,386)	-
Amortization of restricted stock grant	-	-	-	-	58,500
Tax effect of restricted stock grant	-	-	(23,000)	-	-
Exercise of stock options	37,704	1,885	100,629	-	-
Balance, December 31, 2004	4,222,519	$ 211,126	$ 5,076,082	$ 5,501,970	$ (158,500)

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Description of Business – Valpey-Fisher Corporation (the Company), a Maryland corporation, is involved in the design, production, import, and sale of quartz crystals and oscillators marketed primarily to customers operating in the telecommunications industry and the design, production and sale of ultrasonic transducer devices.

(2) Summary of Significant Accounting Policies:

Principles of consolidation – The accompanying consolidated financial statements include the accounts of Valpey-Fisher Corporation and its wholly owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates – The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Estimates include reserves for accounts receivable and inventory, useful lives of property, plant and equipment, accrued liabilities, and deferred income taxes. Actual results could differ from those estimates.

Fair value of financial instruments – The carrying amounts of cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature.

Cash equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market value. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions. At December 31, 2004, the majority of the Company's cash and cash equivalents balance were in excess of the applicable insurance limits.

Inventories – Inventories are stated at the lower of cost or market and are determined by the first-in, first out method (FIFO).

Property, plant and equipment – The Company uses the straight-line method of providing for depreciation of property, plant and equipment for financial reporting purposes and accelerated methods for tax purposes. The estimated lives used to compute depreciation are as follows: land improvements – 10 years, building and improvements - 15 to 40 years and machinery and equipment – 3 to 10 years.

Revenue recognition – Revenue is recognized when an agreement of sale exists, product delivery has occurred, title has passed, pricing is fixed or determinable, and collection is reasonably assured.

Income taxes – The Company computes deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The tax effect of the differences between compensation expense for financial statement and income tax purposes is charged or credited to capital surplus.

Earnings (loss) per share – Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed by dividing net earnings (loss) by the diluted weighted average shares outstanding. Diluted weighted average shares includes the weighted average number of common shares outstanding and the weighted average number of common shares that would have been outstanding if potentially dilutive common shares relating to stock options had been issued using the treasury stock method.

Stock compensation plans – The Company applies the intrinsic value method, Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. The Company provides the disclosure requirements of Statement of Financial Accounting Standards (SFAS) Nos. 123 and 148, "Accounting for Stock-Based Compensation," and related interpretations and amendments.

The Company adopted the disclosure-only option under SFAS No.123 "Accounting for Stock-Based Compensation." The following table illustrates the effect on net earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No.123 to stock-based compensation.

For the Year Ended December 31,	2004	2003	2002
Net (loss), as reported	$ (165,386)	$(1,400,086)	$(2,888,737)
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(55,299)	(111,809)	(123,442)
Pro forma net (loss)	$ (220,685)	$(1,511,895)	$(3,012,179)
Basic and diluted net (loss) per share, as reported	$ (.04)	$ (.33)	$ (.69)
Basic and diluted net (loss) per share, pro forma	$ (.05)	$ (.36)	$ (.72)

For purposes of the above pro forma disclosures, the estimated fair value of the options is amortized to expense over the five-year vesting period of the options. The fair value of these options was estimated at the grant date using the Black-Scholes option pricing model with the following weighted-assumptions:

For the Year Ended December 31,	2004	2003	2002
Expected dividend yield	0%	0%	0%
Risk-free interest rate	4.4%	3.3%	3.4%
Expected life of options in years	7	7	7
Assumed volatility	60%	59%	61%
Estimated fair value per share at date of grant	$ 1.65	$ 1.60	$ 1.79

Comprehensive income (loss) – Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the years ended December 31, 2004, 2003, and 2002, the Company had no items of other comprehensive income (loss).

Reclassifications – Certain reclassifications have been made to prior year financial statements to conform to current year presentation.

Recent accounting pronouncements – In January 2003, the Financial Accounting Standards Board ("FASB") issued and subsequently revised FAS Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities". FIN 46 requires existing, unconsolidated variable interest entities ("VIES") to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. To date, the Company has not created any VIE nor obtained an interest in any VIE for which it would be required to apply the consolidation provisions of FIN 46.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a material effect on our financial position, results of operations and cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," an amendment of ARB No. 43, Chapter 4, "Inventory Pricing". This statement clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently evaluating the effects of this statement, which it is required to adopt effective January 1, 2006, on its financial position, results of operations and cash flow.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and superseding APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires the Company to expense grants made under stock option and employee stock purchase plans. The cost will be recognized over the vesting period of the plans. SFAS No. 123R is effective for the first interim or annual period beginning after June 15, 2005. The Company is evaluating the alternatives under the standard, which it is required to adopt in the third quarter of 2005.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets", an amendment of APB Opinion No. 29. SFAS No. 153 amends the guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", which is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged, with certain exceptions. SFAS No. 153 amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is evaluating the impact of this statement on the Company's financial position, results of operations and cash flow.

(3) Acquisition:

On May 28, 2003, pursuant to an Asset Purchase Agreement dated April 30, 2003, the Company purchased certain assets consisting primarily of inventories, machinery and equipment and the customer order backlog from MF Electronics Corp. ("MF"), a privately held company located in New Rochelle, NY. MF designs and manufactures a wide range of frequency control products. In addition, the Company acquired for cash the net of the May 28, 2003 MF's accounts receivable less trade accounts payable. The total purchase price was $798,762 in cash. The results of MF's operations have been included in the consolidated financial statements since the date of acquisition. During the week of June 30, 2003, the purchased assets and operations of MF were moved to the Company's facility located in Hopkinton, Massachusetts.

The following table presents the allocation of the purchase price, including transaction costs of $50,000, to the assets acquired and liabilities assumed, based on their fair values:

	(in thousands)
Accounts receivable	$ 343
Inventory	125
Machinery and equipment	516
Trade accounts payable and accrued expenses	(135)
	$ 849

The following unaudited pro forma financial information presents the results of the Company as if the acquisition of MF was completed January 1, 2002. This pro forma financial information is presented for informational purposes and is not necessarily indicative of the Company's operating results if the acquisition had been in effect for the periods presented. In addition, they are not intended to be a projection of future results and do not reflect any anticipated cost savings or operating efficiencies that the Company believes are achievable.

(in thousands, except for per share amounts	2003	2002
Net sales	$ 10,387	$ 13,767
Net earnings (loss)	$ (1,762)	$ (3,341)
Basic earnings (loss) per share	$ (.42)	$ (.80)
Diluted earnings (loss) per share	$ (.42)	$ (.80)

(4) Gains on Sales of Assets:

As part of the proceeds from the sale of its Bergen Cable Technologies, Inc. subsidiary, ("BCT") in 1998 (see Note 5), in 2002, the Company received $32,400 in cash as its final payment on a note receivable related to the sale and recorded a pre-tax gain of $32,400 on the sale. The Company had deferred any gain on its share of the note receivable pending collection of the note. In addition, in 2002, the Company received $155,000 in cash representing its final share of the net escrow balance from the sale and reported this amount as a gain on the sale of assets.

(5) Discontinued Operations:

In 1998, the Company sold all the assets of BCT (see Note 4). As a result of this sale, the Company was required to perform environmental cleanup at the BCT site. During 2004, the Company expensed $110,000 to increase the environmental expense accrual to reflect the revised estimate to complete the remediation. During 2002, the Company expensed $150,000 ($99,000 after-tax) to increase the environmental expense accrual to reflect the revised estimate to complete the remediation. These expense amounts are presented in the Consolidated Statements of Operations under the caption "(Loss) from discontinued operations". As of December 31, 2004, a total of $1,060,000 has been expensed for the cleanup and $143,000 (see Note 10) is accrued for future payments. The Company has set up an escrow remediation trust fund ("fund") of approximately $100,000 to cover the periodic payments as required. This fund is included in the cash and cash equivalents account in the consolidated balance sheet. These costs represent the Company's best estimate, but the ultimate costs will not be known until the remediation is complete.

Notes to Consolidated Financial Statements (continued)

(6) Receivables, net: Receivables, net of allowances, consist of the following:

	2004	2003
Accounts receivable, less allowance for doubtful accounts of $100,000 and $80,000	$ 1,137,437	$ 1,160,364
Refundable income taxes	-	1,287,000
Amount due from the sale of assets	-	19,351
	$ 1,137,437	$ 2,466,715

(7) Inventories, net: Inventories, net of reserves, consist of the following:

	2004	2003
Raw materials	$ 964,319	$ 1,110,035
Work in process	203,967	274,583
Finished goods	332,409	186,355
	$ 1,500,695	$ 1,570,973

(8) Income Taxes: The components of the provision (benefit) for income taxes are as follows:

	2004	2003	2002
Current:			
Federal (excluding $(51,000) income tax (benefit) from discontinued operations in 2002)	$ -	$(1,287,000)	$(1,324,000)
State	-	-	-
	-	(1,287,000)	(1,324,000)
Deferred:			
Federal	(47,500)	418,000	(31,000)
State	(22,500)	(227,000)	(474,000)
	(70,000)	191,000	(505,000)
Valuation allowance	70,000	73,000	631,000
Total	$ -	$(1,023,000)	$(1,198,000)

The total income tax provision (benefit) differs from that computed by applying the federal income tax rate to income before income taxes. The reasons for the difference are as follows:

	2004	2003	2002
Income taxes at statutory rates	$ (56,230)	$ (823,850)	$(1,355,800)
State income tax, net of federal tax benefit	(10,170)	(276,600)	(241,400)
Change in valuation allowance	70,000	73,000	631,000
Reversal of accruals	(9,000)	-	(235,000)
Other, net	5,400	4,450	3,200
	$ -	$(1,023,000)	$(1,198,000)

The tax effects of significant items comprising the Company's deferred tax assets and liabilities as of December 31, 2004 and 2003 are as follows:

	2004	2003
Deferred tax assets:		
Inventory valuation	$ 612,400	$ 662,000
State tax loss carryforward	623,000	619,000
Accruals and allowances	106,300	69,200
Alternate minimum tax credit carryforward (no expiration)	10,400	-
Valuation allowance	(774,000)	(704,000)
Net deferred tax assets	578,100	646,200
Deferred tax liabilities:		
Depreciation	364,000	376,600
DISC commissions	214,100	269,600
Total deferred tax liabilities	578,100	646,200
Net deferred tax assets	$ -	$ -

At December 31, 2004, the Company has state tax loss benefit carryforwards of $623,000 that begin to expire in 2007. Due to the uncertainty of the realization of this state tax benefit and management's estimate that operating income and the reversal of future taxable temporary differences will more likely than not be sufficient to recognize all of the other deferred tax assets, the Company has established a valuation allowance of $774,000 at December 31, 2004. Other current assets include deferred income taxes of approximately $578,100 in 2004 and $646,200 in 2003.

(9) **Profit Sharing and Savings Plan:** The Company has a trusteed profit sharing 401(k) plan that covers all qualified employees. Under the profit sharing section of the plan, the Company may make contributions to the plan at the discretion of the Board of Directors. Profit sharing expenses amounted to $ 0 in 2004, 2003 and 2002. Under the 401(k) section of the plan, the Company matched 50% of employee contributions up to 6% of compensation. Total Company contributions charged to operations were approximately $74,000 in 2004, $67,000 in 2003 and $58,000 in 2002.

(10) **Accrued Liabilities: Accrued liabilities consist of the following items:**

	2004	2003
Employee compensation	$ 585,100	$ 396,200
Income taxes	95,800	105,300
Professional fees	108,900	90,000
Environmental costs (see Note 5)	142,900	74,000
Commissions	83,700	43,200
Other	229,379	191,575
	$ 1,245,779	$ 900,275

(11) **Debt:** At December 31, 2004, the Company had no outstanding credit arrangements with banks or any other financial institution.

(12) **Stockholders' Equity:** The Company has 4,222,519 and 4,184,815 shares of its $.05 par value Common Stock outstanding at December 31, 2004 and 2003, respectively.

In 2004, the Company issued options to four employees for 29,500 shares of common stock in payment for a bonus accrued in 2003. The option price was $.05 per share. At the date of grant, the fair market value of the 29,500 shares of common stock less the option price was $85,550.

During 2003, the Company acquired 22,300 shares of common stock at a cost of $59,000 and retired the shares. At December 31, 2004, under prior authorizations from the Board of Directors, the Company is authorized to purchase up to an additional 233,500 shares of stock through the open market or negotiated transactions.

In the fourth quarter of 2002, the Company granted 100,000 shares of restricted stock to the President and Chief Executive Officer for $5,000. The shares issued under a Restricted Stock Agreement vest over a period of five years. Unearned compensation was recorded at the date of the grant based on the market value of $295,000. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized over the five year vesting period. The amount amortized to expense in 2004, 2003 and 2002 was $58,500, $58,500 and $14,500, respectively. The tax effect of the differences between compensation expense for financial statement and income tax purposes is charged or credited to capital surplus.

At December 31, 2004, the Company has four Stock Option Plans that allow for the granting of options to officers, key employees, and other individuals to purchase a maximum of 1,000,000 shares of the Company's common stock. The option price and terms are determined by the Company's Compensation Committee. The options granted may qualify as incentive stock options ("ISO's"). Through December 31, 2004, all options granted except for 136,000 options were ISO's. At December 31, 2004, the 1992 Plan had no options available for future grant and 313,400 common shares reserved for issuance upon exercise of the outstanding stock options. At December 31, 2004, the 1999, 2001 and 2003 Plans have a total of 301,666 options available for future grants and 218,834 common shares reserved for issuance upon exercise of the outstanding stock options.

A summary of the status of the Company's fixed stock option plans as of December 31, 2004, 2003, and 2002, and changes during the years ended on those dates is presented below:

	2004		2003		2002	
	Number of Shares	Weighted-Avg. Exercise Price	Number of Shares	Weighted-Avg. Exercise Price	Number of Shares	Weighted-Avg. Exercise Price
Outstanding, January 1	578,438	$ 3.41	509,938	$ 3.57	314,438	$ 3.89
Granted	83,500	2.01	86,500	2.61	207,500	3.24
Exercised	(37,704)	.45	-	-	-	-
Forfeited	(92,000)	3.40	(18,000)	4.18	(12,000)	6.02
Outstanding, December 31	532,234	$ 3.40	578,438	$ 3.41	509,938	$ 3.57
Exercisable, December 31	274,345	$ 3.59	226,038	$ 3.56	174,157	$ 3.55

The following table summarizes information about fixed stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
		Weighted-Average			
Range of Exercise Prices	Number Outstanding at 12/31/04	Remaining Contractual Life	Exercise Price	Number Exercisable at 12/31/04	Weighted Avg. Exercise Price
$1.83 - 1.95	17,984	2.9 years	$ 1.84	17,984	$ 1.84
$2.39 - 2.80	96,500	8.0	2.59	28,900	2.52
$3.05 - 4.28	399,000	7.1	3.31	212,461	3.31
$11.04	18,750	5.8	11.04	15,000	11.04
	532,234	7.0	$ 3.40	274,345	$ 3.59

(13) **(Loss) Per Share:** The computation of basic and diluted (loss) per share from continuing operations is as follows:

	2004	2003	2002
Basic and Diluted:			
(Loss) from continuing operations	$ (55,386)	$(1,400,086)	$(2,789,737)
Weighted average shares outstanding	4,212,353	4,187,970	4,165,659
Basic and diluted (loss) per share from continuing operations	$ (.01)	$ (.33)	$ (.67)

The Company had 532,234, 578,438 and 509,938 options outstanding in 2004, 2003 and 2002, respectively, not included in the computation of dilutive shares since the Company had a net loss and the inclusion of such shares would be anti-dilutive.

(14) **Industry Segment:** The Company operates in one segment: the design, production, import, and sale of quartz crystals and oscillators and ultrasonic transducer devices.

One customer accounted for approximately 11%, 14% and 22% of net sales in 2004, 2003 and 2002, respectively. A second customer accounted for approximately 10% of net sales in 2004. Export sales to foreign markets are as follows:

	2004	2003	2002
Asia Pacific	$ 1,988,700	$ 1,652,200	$ 1,113,900
Canada	1,044,600	560,800	374,200
Europe and Middle East	708,600	670,900	345,600
Other	25,500	20,800	94,900
	$ 3,767,400	$ 2,904,700	$ 1,948,600

(15) **Quarterly Financial Data (unaudited):** Selected unaudited quarterly financial data for 2004 and 2003 is set forth below:

	First	Second	Third	Fourth
2004	*(in thousands, except per share data)*			
Net sales from continuing operations	$ 2,767	$ 3,151	$ 3,043	$ 2,584
Gross profit	787	922	936	615
Earnings (loss) before income taxes	(137)	(23)	45	60
Net earnings (loss) from:				
Continuing operations	(137)	(23)	45	60
Discontinued operations	-	(110)	-	-
Net earnings (loss)	$ (137)	$ (133)	$ 45	$ 60
Basic and diluted earnings (loss) per share:				
Continuing operations	$ (.03)	$ (.01)	$ .01	$ .01
Discontinued operations	-	(.02)	-	-
	$ (.03)	(.03)	$ .01	$ .01
2003				
Net sales from continuing operations	$ 1,711	$ 2,180	$ 2,190	$ 2,415
Gross profit	48	244	257	334
(Loss) before income taxes	(692)	(637)	(587)	(507)
Net (loss) from:				
Continuing operations	(457)	(429)	(396)	(118)
Discontinued operations	-	-	-	-
Net (loss)	$ (457)	$ (429)	$ (396)	$ (118)
Basic and diluted (loss) per share:				
Continuing operations	$ (.11)	$ (.10)	$ (.09)	$ (.03)
Discontinued operations	-	-	-	-
	$ (.11)	$ (.10)	$ (.09)	$ (.03)

(Loss) per share calculations for each of the quarters are based on the weighted average number of shares outstanding for each period and the sum of the quarters may not necessarily be equal to the full year earnings per share amounts.

In the fourth quarter of 2003, net loss from continuing operations includes a tax benefit of $300,000 ($.07 basic and diluted (loss) per share) as a result of a reduction in the deferred tax asset valuation allowance during the quarter.

(16) **Commitments and Contingencies:** During the normal course of business, the Company incurs certain commitments to make future payments for the purchase of inventory, machinery and equipment and production supplies based on its projected requirements. At December 31, 2004, the Company has outstanding purchase commitments approximating $427,000, all of which are expected to be fulfilled in 2005.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Valpey-Fisher Corporation:

We have audited the accompanying consolidated balance sheets of Valpey-Fisher Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Valpey-Fisher Corporation and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Boston, Massachusetts
February 10, 2005

Corporate Information

Board of Directors

Mario Alosco
President
Mosaic Management Solutions
(Executive search consultants)

Richard W. Anderson
Senior Vice President
Massachusetts Capital Resource Company
(Private investment company)

Michael J. Ferrantino
President and Chief Executive Officer
Valpey-Fisher Corporation

Eli Fleisher
Investor

Lawrence Holsborg
Investor

John J. McArdle III
Investor

Ted Valpey, Jr.
Chairman of the Board
Valpey-Fisher Corporation

Officers

Ted Valpey, Jr.
Chairman of the Board

Michael J. Ferrantino
President and Chief Executive Officer

Roman Boroditsky
Vice President and Chief Technology Officer

Michael J. Ferrantino, Jr.
Vice President, Control Components Group

Michael J. Kroll
Vice President, Treasurer and Chief Financial Officer

Dan Nehring
Vice President of Engineering

Joseph Pavao
Vice President and Operations Manager

Edward Flamand
Controller

John J. McArdle III
Secretary

General Counsel

Shapiro Forman Allen Sava & McPherson LLP
380 Madison Avenue
New York, New York 10017

Auditors

Grant Thornton LLP
226 Causeway Street
Boston, Massachusetts 02114

Common Stock and Stockholder Information

Common Stock Information

Valpey-Fisher common stock is listed and traded on the American Stock Exchange under the symbol VPF. The range of high and low prices each quarter for the past two years is shown below:

For the years ended December 31,	2004		2003	
	High	Low	High	Low
4th quarter	$ 4.30	$ 3.06	$ 3.27	$ 2.83
3rd quarter	4.39	3.00	3.59	2.15
2nd quarter	3.85	2.86	3.75	2.30
1st quarter	4.15	2.90	2.75	2.40

No dividend was paid in 2004 or 2003.

The number of stockholders of record on March 9, 2005 was 764. This number does not include stockholders for whom shares are held in a nominee or street name.

ANNUAL MEETING: The Annual Meeting of Stockholders will be held at 10:00 a.m. on Thursday May 5, 2005, at the Company's headquarters at 75 South Street, Hopkinton, MA 01748.

Transfer Agent and Registrar
Equiserve
P.O. Box 43023
Providence, RI 02940-3023
(800) 254-5196
Internet: www.equiserve.com

Shareholder Inquiries
Shareholders of record should contact the Company's transfer agent regarding any changes in address, transfers of stock, replacement of lost stock certificates, and account consolidation.

Valpey Fisher Corporation

75 South Street
Hopkinton, MA 01748
(800) 982-5737
(508) 435-6831

www.valpeyfisher.com